SCHEDULE 13D
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CUSIP No.  947423 109                                          Page 1 of 7 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No.4

                    Under the Securities Exchange Act of 1934

                              DEL WEBB CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   947423 109
                             -----------------------
                                 (CUSIP Number)

            William B. Shearer, Jr., Rick Miller or Eliot W. Robinson
                     Powell, Goldstein, Frazer & Murphy LLP
                        191 Peachtree Street, 16th Floor
                             Atlanta, Georgia 30303
                               Tel: (404) 572-6600
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 7, 2000
                          ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP No.  947423 109                                        Page 2 of 7 Pages
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1   NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Pacific Partners, LLC

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                        (b)[ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS                     WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

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        NUMBER OF              7     SOLE VOTING POWER

         SHARES             ----------------------------------------------------
                               8     SHARED VOTING POWER
      BENEFICIALLY                   810,186
                            ----------------------------------------------------
        OWNED BY               9     SOLE DISPOSITIVE POWER

     EACH REPORTING         ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
      PERSON WITH                    810,186
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       810,186

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.41%

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14     TYPE OF REPORTING PERSON   OO

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

SCHEDULE 13D
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CUSIP No.  947423 109                                        Page 3 of 7 Pages
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1   NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Pacific Partners, LLC

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                     WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

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        NUMBER OF              7     SOLE VOTING POWER

         SHARES             ----------------------------------------------------
                               8     SHARED VOTING POWER
      BENEFICIALLY                   810,186
                            ----------------------------------------------------
        OWNED BY               9     SOLE DISPOSITIVE POWER

     EACH REPORTING         ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
      PERSON WITH                    810,186
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       810,186

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.41%

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14     TYPE OF REPORTING PERSON   OO

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

SCHEDULE 13D
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CUSIP No.  947423 109                                        Page 4 of 7 Pages
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         This  Amendment  No. 4 to Schedule 13D  ("Amendment  No.4") is filed by
Pacific Partners, LLC ("Pacific Partners" or the "Stockholder"), with respect to the Common Stock, $.001 par value (the "Stock"), of Del Webb Corporation (the "Company") to amend and supplement the Schedule 13D filed on August 17, 2000 (the "Schedule"), Amendment No.1 to Schedule 13D filed August 31, 2000 ("Amendment No.1"), Amendment No.2 to Schedule 13D filed October 13, 2000 ("Amendment No.2") and Amendment No.3 to Schedule 13D filed October 31, 2000 ("Amendment No.3"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.

Item 5.           Interest in Securities of the Issuer.

           (a) As of December 7, 2000 the aggregate number and percentage of shares of Stock beneficially owned by the Stockholder is 810,186 (4.41%) (based on information included in the Form 10-Q filed by the Company for the quarter ended on September 30, 2000 reporting that 18,386,404 shares of Stock were outstanding as of October 31, 2000).

           (b) The Stockholder has the sole power to vote or direct the vote and, subject to the terms of the margin arrangement, to dispose or direct the disposition of the shares of the Stock beneficially owned by it.

           (c) Except as set forth on Schedule 1 hereto, no transactions in shares of the Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2.

           (d)    Not applicable.

           (e) As a result of the sales of Common Stock set forth on Schedule 1 hereto, on December 7, 2000, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock of the Company and as a result are no longer subject to the reporting requirements of Regulation 13D of the Securities Exchange Act of 1934.

SCHEDULE 13D
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CUSIP No.  947423 109                                   Page 5 of 7 Pages
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                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Date:  December 8, 2000


                                                   PACIFIC PARTNERS, LLC



                                                   By:
                                                      -------------------------
                                                   Name: William S. Levine
                                                   Its: Manager





                                                   ----------------------------
                                                   William S. Levine

                                   SCHEDULE 1

Date                       Number of Shares Sold             Price/Share
----                       ---------------------             -----------

11/21/00                            20,000                     24 3/4

11/21/00                             1,700                     24 13/16

11/21/00                             3,300                     24 7/8

11/22/00                             8,000                     24 3/4

11/22/00                            17,000                     24 7/8

11/24/00                            10,000                     24 3/4

11/24/00                            10,000                     25

11/27/00                             1,000                     25 3/16

11/27/00                             1,300                     25 1/4

11/27/00                             2,700                     25 5/16

11/27/00                             2,000                     25 7/16

11/28/00                             5,000                     25 3/16

11/29/00                            10,000                     24 9/16

11/29/00                             5,000                     24 3/4

11/29/00                             3,700                     24 13/16

11/29/00                               100                     24 7/8

11/30/00                             8,000                     24 1/16

11/30/00                             2,500                     24 9/16

12/01/00                             5,000                     24 3/8

12/01/00                             2,900                     24 5/8

12/01/00                             2,100                     24 11/16

12/01/00                             5,000                     25

12/05/00                             3,000                     24 15/16

12/05/00                             3,000                     25 5/8

12/05/00                            10,000                     25 3/4

12/05/00                             6,800                     26 1/4

Date                       Number of Shares Sold             Price/Share
----                       ---------------------             -----------

12/05/00                             3,700                     26 3/8

12/05/00                             3,700                     26 1/2

12/06/00                             3,000                     26 7/16

12/06/00                             7,500                     26 1/2

12/06/00                             8,000                     26 5/8

12/07/00                             2,000                     26 5/16

12/07/00                             2,200                     26 7/16

12/07/00                            12,800                     26 1/2
                                   -------

TOTAL                              192,000